SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               _____________


                               SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT
                             (AMENDMENT NO. 3)
                             (FINAL AMENDMENT)
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                           SAMSONITE CORPORATION
                              (Name of Issuer)

                           SAMSONITE CORPORATION
                    (Name of Person(s) Filing Statement)

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                79604V 10 5
                   (CUSIP Number of Class of Securities)


                          D. MICHAEL CLAYTON, ESQ.
                     Vice President and General Counsel
                           Samsonite Corporation
                           11200 East 45th Avenue
                           Denver, CO 80239-3018
                               (303) 373-6174
        (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Person(s)
                             Filing Statement)


                                 COPIES TO:

                             LOU R. KLING, ESQ.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                               (212) 735-3000

                                May 20, 1998
                (Date Tender Offer First Published, Sent or
                         Given to Security Holders)



                         CALCULATION OF FILING FEE
 ----------------------------------------------------------------------
 Transaction Valuation*:                          Amount of Filing Fee:

 $480,000,000.00                                        $96,000.00
 ----------------------------------------------------------------------
 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 12,000,000 shares at the tender offer price per share of $40.00.

 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount previous paid: $96,000.00          Filing party: Samsonite Corporation
 Form or registration no.: Schedule 13E-4    Date filed: May 20, 1998


      Samsonite Corporation, a Delaware corporation (the "Company"), hereby files this Amendment No. 3 to the Schedule 13E-4, which constitutes the Final Amendment to the Schedule 13E-4 filed with the Securities and Exchange Commission (the "Commission") on May 20, 1998, as amended (the "Schedule 13E-4"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder, to report the results of the Company's offer to purchase shares of its common stock, par value $.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights, on and after the date of their distribution, are herein referred to as the "Shares"), for a purchase price of $40.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998, as supplemented by the Supplement dated June 9, 1998, and in the related Letter of Transmittal (which together constitute the "Offer"). The purpose of this Amendment No. 3 (Final Amendment) is to also amend and supplement Items 8 and 9 of the Schedule 13E-4 as described below.

      The Offer terminated on Tuesday, June 23, 1998, at 11:00 p.m., New York City time. A total of 20,390,334 Shares were tendered, of which the Company has accepted 10,500,000 using a proration factor of 51.49522%.


 ITEM 8.  ADDITIONAL INFORMATION.

      The information set forth in Item 8(e) of the Schedule 13E-4 is hereby amended and supplemented by the following:

      On July 1, 1998, a complaint was filed in the Delaware Court of Chancery on behalf of Kenneth Weiss, individually and as a putative representative of holders of Shares, against the Company and certain members of its board of directors challenging the Offer. The purported class action initially sought an order temporarily restraining consummation of the Offer but that application was subsequently withdrawn. The complaint, which seeks compensatory and/or rescissory damages as well as other relief, alleges disclosure violations with respect to the Offer and that the Offer was coercive, the product of unfair dealing and violated the directors' duties. The Company believes that the complaint is without merit and intends to contest it vigorously.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(13) Text of Press Release issued by Samsonite Corporation on June 19, 1998, which has been previously filed with the Commission as an exhibit to the Company's Form 8-K, filed June 19, 1998, which is hereby incorporated by reference.

       (a)(14) Text of Press Release issued by Samsonite Corporation on June 29, 1998.



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SAMSONITE CORPORATION


                                   By:  /s/ Richard H. Wiley
                                      ---------------------------------
                                      Name:   Richard H. Wiley
                                      Title:  Chief Financial Officer


 Dated:  July 7, 1998



                               EXHIBIT INDEX

 EXHIBIT        DESCRIPTION
 -------        -----------

 (a)(13) Text of Press Release issued by Samsonite Corporation on June 19, 1998, which has been previously filed with the Commission as an exhibit to the Company's Form 8-K, filed June 19, 1998, which is hereby incorporated by reference.

 (a)(14)        Text of Press Release issued by the Company dated June 29,
                1998.